No Act
P.E. 12-20-06

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JAN 1 2 2007
1086

06066384

December 28, 2006

Paul C. Cancilla
Kirkpatrick & Lockhart Nicholson Graham LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, PA 15222-2312

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/28/2006

Re: PPG Industries, Inc.

Dear Mr. Cancilla:

This is in regard to your letter dated December 20, 2006 concerning the shareholder proposal submitted by the People for the Ethical Treatment of Animals for inclusion in PPG's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that PPG therefore withdraws its December 15, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

PROCESSED
JAN 2 2 2007
THOMSON
FINANCIAL

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

79879

Kirkpatrick & Lockhart Nicholson Graham LLP

1601 K Street
Washington, DC 20006-1600
202.778.9000
Fax 202.778.9100
www.klng.com

December 15, 2006

Paul C. Cancilla
412.355.6277
Fax: 412.355.6501
pcancilla@klng.com



Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of People for the Ethical Treatment of Animals*
*Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

We are writing on behalf of our client, PPG Industries, Inc., a Pennsylvania corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof (collectively, the "Proposal") submitted by the People for the Ethical Treatment of Animals (the "Proponent"), may be properly omitted from the Company's proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of (i) this letter and (ii) the Proposal, which is attached to this letter as Exhibit A. Also, in accordance with Rule 14a-8(j), a copy of this submission is being simultaneously mailed to the Proponent, informing them of the Company's intention to omit the Proposal from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission.

## I. The Proposal

The Proposal consists of a resolution that reads: "***RESOLVED***, that the Board issue a report to shareholders on the feasibility of amending the Company's *Animal Welfare Policy* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the *Policy*, including the implementation of enrichment measures."

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

## II. The Company's Animal Welfare Policy

In response to the Proposal, the Company has amended its Animal Welfare Policy effective December 14, 2006 (as amended, the "Policy"), the text of which is set forth below. The italicized language of the Policy denotes the provisions that were added by the amendment (the "Amendment").

> **Animal Welfare Policy**
> PPG is firmly committed to using alternatives to animal testing, including, without limitation, in vitro tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, when such alternatives are scientifically valid and predictive and acceptable to regulatory bodies. When animal testing is necessary, PPG is committed to using study designs that maximize the amount of information derived per test while minimizing the aggregate number of animals subjected to testing. PPG is equally committed to conducting animal testing in the most humane manner available *and in a manner that addresses the social and behavioral needs of the animals. PPG's Animal Welfare Policy will be extended to any contract laboratory retained by PPG to conduct animal testing and will be reviewed with any such laboratory on a regular basis.*

The Company's Policy also is available on its website at http://corporateportal.ppg.com/NA/CORP/EHS/ProductStewardship/Animal+Welfare+Policy.htm

## III. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by the Company

The Company respectfully requests that the Staff concur with its view that the Proposal may properly be omitted from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

Pursuant to Rule 14a-8(i)(10), a company may exclude a shareholder proposal if the company has already substantially implemented such proposal. The Staff has clarified that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 28, 1991). Stated differently, a company may exclude a shareholder proposal under Rule 14a-8(i)(10) when it has implemented the *essential objective* of the proposal, even where the manner by which the company implements a proposal does not precisely correspond to the actions sought by a shareholder proponent. *See* Release No. 34-20091 (August 16, 1983), *AMR Corporation* (April 17, 2000), *Masco Corporation* (March 29, 1999) and *Erie Indemnity Company* (March 15, 1999).

The Policy implements the essential objective of the Proposal and, therefore, substantially implements the Proposal within the meaning of Rule 14a-8(i)(10). The first portion of the resolution contained in the Proposal requests that "the Board issue a report to shareholders on the feasibility of amending the Company's *Animal Welfare Policy* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs." The Company has substantially implemented this part of the Proposal by adopting the Amendment to the Policy.

The stated objective of this portion of the Proposal is for the Company to assess the feasibility of amending its then-current policy in the precise manner in which the Company has now implemented through adoption of the Amendment. Accordingly, the Company has gone beyond the stated objective of the Proposal (reporting on the feasibility of amending the then-current policy) by actually implementing the underlying essential objective of the Proposal, that is, to amend the Company's then-current policy as requested in the Proposal.

The second portion of the resolution contained in the Proposal requests that the Company issue a report to shareholders regarding adherence to its animal welfare policy. The Company has substantially implemented this part of the Proposal by posting on its website a statement that indicates the extent to which it adheres to the Policy: "In cases where animal testing is necessary, PPG strictly adheres to the principles outlined in the PPG Animal Welfare Policy." Please see http://corporateportal.ppg.com/NA/CORP/EHS/ProductStewardship/toxicology.htm.

The essential objective of this portion of the Proposal is that the Company inform shareholders about adherence to the Policy, which, as amended, extends to contract laboratories and, by addressing the social and behavioral needs of animals, includes implementation of enrichment measures. Accordingly, the Company has substantially implemented the essential objective of this portion of the Proposal.

## IV. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(10). Consistent with the provisions of 14a-8(j), we are concurrently providing a copy of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide the Company and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (412) 355-6277.

Sincerely,

Paul C. Cancilla

Paul C. Cancilla

Enclosures

cc: Keith L. Belknap, Esq., Assistant General Counsel, PPG Industries, Inc.
Susan L. Hall, Esq., Legal Counsel for the People for the Ethical Treatment of Animals
Michael C. McLean, Esq., Kirkpatrick & Lockhart Nicholson Graham LLP

# EXHIBIT A

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

October 30, 2006

James C. Diggs
Senior Vice President and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Statement

Dear Mr. Diggs:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming PETA's ownership of the Company's common stock acquired more than one year ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2007 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 8506 Harvest Oak Drive, Vienna VA 22182. My business telephone number is (703) 478-5995 and my e-mail address is SusanH@peta.org.

Very truly yours,

Susan L. Hall
Legal Counsel

SLH/pc
Enclosures

RECEIVED
NOV - 1 2006
LAW DEPARTMENT

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 800 608 8163
tel 301 765 6460
direct 301 765 6460
fax 301 765 6464

MorganStanley

October 30, 2006

Mr. James C. Diggs
Corporate Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Shareholder Proposal for Inclusion in the 2007 Proxy Materials

Dear Secretary Diggs:

Morgan Stanley is the record holder of 72 shares of PPG Industries common stock held on behalf of People for the Ethical Treatment of Animals.

PETA acquired 60 shares on December 19, 2002 and 12 shares on May 9, 2003. All shares have been held for a period of one year prior to the date on which the shareholder proposal is being submitted. PETA intends to continue holding these shares through the date of the 2007 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Abril Azmi

## ANIMAL WELFARE POLICY

This Proposal is submitted by People for the Ethical Treatment of Animals

*RESOLVED*, that the Board issue a report to shareholders on the feasibility of amending the Company's *Animal Welfare Policy* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on a regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the *Policy*, including the implementation of enrichment measures.

***Supporting Statement:***

Our Company conducts tests on animals as part of its product research and development, as well as retaining independent laboratories to conduct such tests. Abuses in independent laboratories are not uncommon and have recently been exposed by the media. The Company has posted on its Web site an *Animal Welfare Policy*. The Company, as an industry leader, is commended for its stated commitment to "minimize or avoid animal testing whenever possible."

However, the disclosure of atrocities recorded at the independent laboratory, Covance, Inc. in Vienna, Virginia, has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent.[1] Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin People for the Ethical Treatment of Animals in Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom refused to stop PETA from publicizing the film and instead ruled in PETA's favor. The Judge stated in his

[1] In October 2005, Covance's Director of Early Development stated that "We've worked with just about every major company around the world" (http://www.azcentral.com/arizonarepublic/eastvalleyopinions/articles/1021cr-edit21.html)

opinion that just two aspects of the video, namely the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[2]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to promoting basic animal welfare measures as an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[2] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Kirkpatrick & Lockhart Nicholson Graham LLP

Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, PA 15222-2312
412.355.6500
Fax 412.355.6501
www.klng.com

RECEIVED
2006 DEC 21 PM 6: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 20, 2006

Paul C. Cancilla
412.355.6277
Fax: 412.355.6501
pcancilla@klng.com

**VIA FEDERAL EXPRESS**

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Withdrawal of Shareholder Proposal by People for the Ethical Treatment of Animals*

Dear Ladies and Gentlemen:

We are writing on behalf of our client, PPG Industries, Inc., a Pennsylvania corporation (the "Company"), in connection with our letter dated December 15, 2006 (the "No Action Request Letter") to the Division of Corporation Finance requesting that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated in the No Action Request Letter, the shareholder proposal and the statement in support thereof (collectively, the "Proposal") submitted by the People for the Ethical Treatment of Animals ("PETA"), may properly be omitted from the Company's proxy statement and form of proxy for its 2007 Annual Shareholders Meeting.

Earlier today, the Company received a letter dated December 20, 2006 from Susan L. Hall, Legal Counsel, on behalf of PETA, informing the Company that PETA agreed to withdraw the Proposal. PETA also sent a copy of this withdrawal letter to the Division of Corporation Finance. A copy of the PETA's withdrawal letter is attached hereto as Exhibit A.

In light of PETA's withdrawal of the Proposal, on behalf of the Company, we hereby withdraw the No Action Request Letter. A copy of this letter is also being provided to PETA.

If you have any questions regarding this matter, please do not hesitate to contact the undersigned at (412) 355-6277.

Sincerely,

P. C. Ca

Paul C. Cancilla

Enclosures

cc: Keith L. Belknap, Esq., Assistant General Counsel, PPG Industries, Inc.
Susan L. Hall, Esq., Legal Counsel for the People for the Ethical Treatment of Animals
Michael C. McLean, Esq., Kirkpatrick & Lockhart Nicholson Graham LLP

PI-1696546 v1

**EXHIBIT A**

December 20, 2006

*BY ELECTRONIC MAIL: cfletters@sec.gov*

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Shareholder Proposal of PETA for Inclusion in the 2007 Proxy Statement of Pilgrim's Pride Corporation

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 15, 2006, submitted to the SEC by PPG Industries, Inc. ("PPG" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by People for the Ethical Treatment of Animals ("PETA") on the basis that it has been substantially implemented.

We agree that the Company has substantially implemented the resolution.

Accordingly, we have advised PPG that we are withdrawing the resolution and wish to advise the Staff as well so that its time and resources can be directed to other matters.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

cc: Keith Belknap, Esq. (via e-mail)
Jessica T. Sandler (via e-mail)

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS